---------------     ---------------------------------------------------------
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1746 (11-02)        INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                    RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                    CONTROL NUMBER.
---------------     ---------------------------------------------------------
                                               --------------------------------
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                                               --------------------------------
   SECURITIES AND EXCHANGE COMMISSION          OMB Number:
                                               --------------------------------
        WASHINGTON, D.C. 20549                 Expires:
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                                               Estimated average burden hours
                                               per response . . . . . 11
                                               --------------------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 10)

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP NO.      69357C107                                      PAGE 2 OF 13 PAGES
------------------------------                         -------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM CAPITAL PARTNERS, L.P.   I.R.S. ID: 94-3205364
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /X/
                                                                  (b) /X/
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            See Item 3
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                    / /
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER

                                13,939,012 shares (including 4,651,939 shares
                                issuable upon conversion of notes and payable as
                                shares of interest under the notes) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                                                   / /
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            20.8% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN, IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP NO.      69357C107                                      PAGE 3 OF 13 PAGES
------------------------------                         -------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            RICHARD C. BLUM & ASSOCIATES, INC.   I.R.S. ID: 94-2967812
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) /X/
                                                                     (b) /X/
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            See Item 3
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER

                                13,939,012 shares (including 4,651,939 shares
                                issuable upon conversion of notes and payable as
                                shares of interest under the notes) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                                                   / /
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.8% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP NO.      69357C107                                      PAGE 4 OF 13 PAGES
------------------------------                         -------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM STRATEGIC GP, L.L.C.         I.R.S. ID: 94-3303831
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) /X/
                                                               (b) /X/
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            See Item 3
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER

                                13,939,012 shares (including 4,651,939 shares
                                issuable upon conversion of notes and payable as
                                shares of interest under the notes) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                                                   / /
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            20.8% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP NO.      69357C107                                      PAGE 5 OF 13 PAGES
------------------------------                         -------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM STRATEGIC PARTNERS II, L.P.  I.R.S. ID: 94-3395151
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) /X/
                                                                 (b) /X/
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            See Item 3
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                 0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER

                                13,939,012 shares (including 4,651,939 shares
                                issuable upon conversion of notes and payable as
                                shares of interest under the notes) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                                                   / /
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            20.8% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP NO.      69357C107                                      PAGE 6 OF 13 PAGES
------------------------------                         -------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM STRATEGIC GP II, L.L.C.   I.R.S. ID: 94-3395150
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) /X/
                                                                (b) /X/
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            See Item 3
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

NUMBER OF                        0
SHARES                --------- -----------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING               13,939,012 shares (including 4,651,939 shares
PERSON WITH                     issuable upon conversion of notes and payable as
                                shares of interest under the notes) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                                                   / /
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.8% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

This Amendment No. 10 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 2, 2003 by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II") (collectively, the "Reporting Persons"); and Richard C. Blum. This amendment to the Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended as follows:

         Since the filing of Amendment No. 9 to Schedule 13D, there have been changes to the executive officers and directors of Blum L.P. and RCBA Inc.

         The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of Blum L.P. and RCBA Inc., their addresses, citizenship and principal occupations are as follows:


                                                                                      Principal
                                                                                      Occupation or
NAME AND OFFICE HELD                 BUSINESS ADDRESS                CITIZENSHIP      EMPLOYMENT
--------------------                 ----------------                -----------      -------------
Richard C. Blum                      909 Montgomery St.              USA              President &
Chairman, President & Chairman       Suite 400                                        Blum L.P.
                                     San Francisco, CA 94133

Nils Colin Lind                      909 Montgomery St.              Norway           Managing Partner,
Managing Partner &                   Suite 400                                        Blum L.P.
Director                             San Francisco, CA 94133

John C. Walker                       909 Montgomery St.              USA              Partner,
Partner                              Suite 400                                        Blum L.P.
                                     San Francisco, CA 94133

Jose S. Medeiros                     909 Montgomery St.              Brazil           Partner,
Partner                              Suite 400                                        Blum L.P.
                                     San Francisco, CA 94133




                                                                                      Principal
                                                                                      Occupation or
NAME AND OFFICE HELD                 BUSINESS ADDRESS                CITIZENSHIP      EMPLOYMENT
--------------------                 ----------------                -----------      -------------
John H. Park                         909 Montgomery St.              USA              Partner,
Partner                              Suite 400                                        Blum L.P.
                                     San Francisco, CA 94133

Gregory L. Jackson                   909 Montgomery St.              USA              Partner,
Partner                              Suite 400                                        Blum L.P.
                                     San Francisco, CA 94133

Jeffrey A. Cozad                     909 Montgomery St.              USA              Partner,
Partner                              Suite 400                                        Blum, L.P.
                                     San Francisco, CA 94133

Marc T. Scholvinck                   909 Montgomery St.              USA              Partner & Chief
Partner, Chief                       Suite 400                                        Financial Officer,
Financial Officer,                   San Francisco, CA 94133                          Blum, L.P.
Assistant Secretary & Director

Gregory D. Hitchan                   909 Montgomery St.              USA              General Counsel &
General Counsel & Secretary          Suite 400                                        Secretary,
                                     San Francisco, CA 94133                          Blum, L.P.



Since the filing of Amendment No. 9 to Schedule 13D, there have been changes to the members of Blum GP.

Blum GP is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic Partners L.P.

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:



Name and                        Business                           Citizen-        Principal Occupation
Office Held                     Address                            ship            or Employment
----------------------          -------------------------          -----------     -----------------------

Richard C. Blum                 909 Montgomery St.                 USA             President & Blum L.P.
Chairman,                       Suite 400
Managing Member                 San Francisco, CA 94133

Nils Cohn Lind                  909 Montgomery St.                 Norway          Managing Partner,
Managing Member                 Suite 400                                          Blum L.P.
                                San Francisco, CA 94133

John C. Walker                  909 Montgomery St.                 USA             Partner,
Member                          Suite 400                                          Blum L.P.
                                San Francisco, CA 94133

Jose S. Medeiros                909 Montgomery St.                 Brazil          Partner,
Member                          Suite 400                                          Blum L.P.
                                San Francisco, CA 94133

Marc T. Scholvinck              909 Montgomery St.                 USA             Partner, Blum L.P.
Member                          Suite 400
                                San Francisco, CA 94133

Jeffrey A. Cozad                909 Montgomery St.                 USA             Partner, Blum L.P.
Member                          Suite 400
                                San Francisco, CA 94133

Gregory D. Hitchan              909 Montgomery St.                 USA             General Counsel & Secretary
Member & General                Suite 400                                          Blum L.P.
Counsel                         San Francisco, CA 94133


         Since the filing of Amendment No. 9 to Schedule 13D, there have been changes to the managing members and members of Blum GP II.

         Blum GP II is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic Partners II, L.P. and also as managing limited partner of Blum Strategic Partners II GmbH & Co. KG.

         The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:


                                                                                      Principal
                                                                                      Occupation or
NAME AND OFFICE HELD                 BUSINESS ADDRESS                CITIZENSHIP      EMPLOYMENT
--------------------                 ----------------                -----------      -------------
Richard C. Blum                      909 Montgomery St.              USA              President & Chairman,
Managing Member                      Suite 400                                        Blum L.P.
                                     San Francisco, CA 94133

Nils Colin Lind                      909 Montgomery St.              Norway           Managing Partner,
Managing Member                      Suite 400                                        Blum L.P.
                                     San Francisco, CA 94133




                                                                                      Principal
                                                                                      Occupation or
NAME AND OFFICE HELD                 BUSINESS ADDRESS                CITIZENSHIP      EMPLOYMENT
--------------------                 ----------------                -----------      -------------
John C. Walker                       909 Montgomery St.              USA              Partner,
Managing Member                      Suite 400                                        Blum L.P.
                                     San Francisco, CA 94133

Jose S. Medeiros                     909 Montgomery St.              Brazil           Partner,
Managing Member                      Suite 400                                        Blum L.P.
                                     San Francisco, CA 94133

John H. Park                         909 Montgomery St.              USA              Partner,
Managing Member                      Suite 400                                        Blum L.P.
                                     San Francisco, CA 94133

Gregory L. Jackson                   909 Montgomery St.              USA              Partner,
Managing Member                      Suite 400                                        Blum L.P.
                                     San Francisco, CA 94133

Marc T. Scholvinck                   909 Montgomery St.              USA              Partner,
Managing Member                      Suite 400                                        Blum, L.P.
                                     San Francisco, CA 94133

Jeffrey A. Cozad                     909 Montgomery St.              USA              Partner,
Managing Member                      Suite 400                                        Blum, L.P.
                                     San Francisco, CA 94133

Gregory D. Hitchan                   909 Montgomery St.              USA              General Counsel &
Member, General Counsel & Secretary  Suite 400                                        Secretary,
                                     San Francisco, CA 94133                          Blum, L.P.


         To the best knowledged of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby supplemented by the following:

         On October 26, 2005 at the request of the Issuer, an Ad Hoc Committee of holders of the Convertible Notes (the "Ad Hoc Committee") was organized to consider strategic alternatives relating to the Issuer. On October 26, 2005 members of the Ad Hoc Committee entered into a confidentiality agreement with the Issuer. A copy of the confidentiality agreement is attached as an exhibit hereto and incorporated into this Item 4 by reference. The members of the Ad Hoc Committee are filing this statement because they may be deemed to be part of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         The Ad Hoc Committee met with the management of the Issuer on October 26, 2005, and may do so again or otherwise communicate with the management or Board of Directors of the Issuer. Reporting Persons intend to review their investment in the Issuer on a continuing basis. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Issuer's securities, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its investment in the Issuer depending upon an ongoing evaluation of the investment in the Issuer's securities, price and availability of securities of the Issuer, subsequent developments affecting the Issuer, its business and prospects, general prevailing market and economic conditions, tax considerations, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations and factors deemed relevant. In addition, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

         Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

         Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Issuer or otherwise with respect to the Issuer.

         Although the foregoing represents the range of activities presently contemplated by the Reporting persons with respect to the Issuer, it should be noted that the possible activities of the Reporting persons are subject to change at any time. Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

         The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by other members of Ad Hoc Committee (including but not limited to accounts or entities under its control or under common control with such other members) or any other person or entity other than the various accounts under the Reporting Persons' management and control.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A    Joint Filing Agreement dated November 8, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons, attached hereto as Exhibit A.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2005

BLUM CAPITAL PARTNERS, L.P.
By: Richard C. Blum & Associates, Inc.
      its General Partner


By:  /s/ Gregory D. Hitchan
     ------------------------------------------------
     Name: Gregory D. Hitchan
     Title:   Counsel and Secretary


RICHARD C. BLUM & ASSOCIATES, INC.


By:  /s/ Gregory D. Hitchan
     ------------------------------------------------
     Name:  Gregory D. Hitchan
     Title:    Counsel and Secretary


BLUM STRATEGIC GP, L.L.C.


By:  /s/ Gregory D. Hitchan
     ------------------------------------------------
     Name:  Gregory D. Hitchan
     Title:    Member and General Counsel


BLUM STRATEGIC PARTNERS II, L.P.
By: Blum Strategic GP II, L.L.C.,
       Its General Partner


By: /s/ Gregory D. Hitchan
     ------------------------------------------------
Name:  Gregory D. Hitchan
Title:    Member and General Counsel


BLUM STRATEGIC GP II, L.L.C.


By:  /s/ Gregory D. Hitchan
     ------------------------------------------------
     Name:  Gregory D. Hitchan
     Title:    Member and General Counsel

                                  EXHIBIT INDEX

1. Exhibit A    Joint Filing Agreement dated November 8, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons, attached hereto as Exhibit A.

                                    EXHIBIT A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated as of November 8, 2005

BLUM CAPITAL PARTNERS, L.P.
By: Richard C. Blum & Associates, Inc.
      its General Partner


By:  /s/ Gregory D. Hitchan
     -----------------------------------------------
     Name: Gregory D. Hitchan
     Title:   Counsel and Secretary


RICHARD C. BLUM & ASSOCIATES, INC.


By:  /s/ Gregory D. Hitcha
     -----------------------------------------------
     Name:  Gregory D. Hitchan
     Title:    Counsel and Secretary


BLUM STRATEGIC GP, L.L.C.


By:  /s/ Gregory D. Hitchan
     -----------------------------------------------
     Name:  Gregory D. Hitchan
     Title:    Member and General Counsel


BLUM STRATEGIC PARTNERS II, L.P.
By: Blum Strategic GP II, L.L.C.,
       Its General Partner


By: /s/ Gregory D. Hitchan
     -----------------------------------------------
Name:  Gregory D. Hitchan
Title:    Member and General Counsel

BLUM STRATEGIC GP II, L.L.C.


By:  /s/ Gregory D. Hitchan
     -----------------------------------------------
     Name:  Gregory D. Hitchan
     Title:    Member and General Counsel